1

August 4, 2005

Via Electronic Transmission
---------------------------

Larry Green, Esq.
U.S. Securities and Exchange Commission
Mail Stop 0-7, Filer Support
6432 General Green Way
Alexandria, VA 22312

Re:   Oppenheimer Funds Preliminary Proxy Statement:
      ------------------------------------------------

      OFI Tremont Core Strategies Hedge Fund (Reg. No. 811-21110; File No. 333-89784)
      OFI Tremont Market Neutral Hedge Fund (Reg. No. 811-21109; File No. 333-89782)
      Oppenheimer   International  Large-Cap  Core  Trust  (Reg.  No.  811-21370;  File  No.
            333-106014) on behalf of Oppenheimer International Large-Cap Core Fund
      Oppenheimer  International  Value Trust (Reg. No. 811-21369;  File No.  333-105970) on
            behalf of Oppenheimer International Value Fund
      Oppenheimer  Limited Term  California  Municipal  Fund (Reg. No.  811-21474;  File No.
            333-111230)
      Oppenheimer Portfolio Series (Reg. No. 811-21696; File No. 333-121449) on behalf of:
            -Oppenheimer Portfolio Series Active Allocation Fund
                  -Oppenheimer Portfolio Series Aggressive Investor Fund
                  -Oppenheimer Portfolio Series Conservative Investor Fund
                  -Oppenheimer Portfolio Series Moderate Investor Fund
      Oppenheimer Real Estate Fund (Reg. No. 811-10589; File No. 333-74582)
      Oppenheimer Select Value Fund (Reg. No. 811-09845; File No. 333-100700)
      Oppenheimer Tremont Market Neutral Fund, LLC (Reg. No. 811-10537; File No. 333-71716)
      Oppenheimer Tremont Opportunity Fund, LLC (Reg. No. 811-10541; File No. 333-71722)

Dear Mr. Green:

      This letter responds to comments I received from you during our telephone call on
July 21, 2005 regarding the preliminary proxy statement for the above-named Oppenheimer funds that was filed with the SEC on July 18, 2006.  For convenience of reference, this
letter summarizes each of the comments before the corresponding responses.   The captions
used below correspond to the captions used in the proxy statement, and defined terms have the meanings defined therein.

      Questions and Answers:
      ----------------------

      Why am I being asked to elect eleven Trustees?"

1.    Disclose whether the rates of compensation for the Trustees will decrease and/or compare the current rates for the Board IV Funds to the Board I Funds.

      Response:  Disclosure has been added which indicates that the Trustees' overall
      ---------
annual rate of compensation will increase in accordance with the Trustees' increased responsibilities and increase in the number of funds overseen by the Trustees from 14 to 38 funds.  However, as explained in the same section of the proxy statement, each Fund's proportionate share of Trustee compensation and expenses is expected to decrease.

      Will the proposed changes in the fundamental investment policies change the investment objective of my Fund?

2.    Given the additional flexibility of the changes, discuss whether the changes will affect any fund operations.

      Response:  The changes will not affect any operations.  We have added "or operations"
      ---------
to the heading after "investment objective" and added the following additional explanatory text:

            Although the proposed changes in the fundamental investment policies will allow the Funds greater flexibility to respond to future investment opportunities, the Board does not anticipate that the changes, individually or in the aggregate, will result in a material change in the level of investment risk associated with investment in any Fund or the manner in which any Fund is managed at the present time.  In addition, the Funds' Trustees do not anticipate that the proposed changes will materially affect the manner in which the Funds are managed. In the future, if the Trustees determine to change materially the manner in which any Fund is managed, that Fund's prospectus will be amended to reflect such a change.

      Proposal 1:  Election of Trustees
      ---------------------------------

3.    Include a statement of the required vote in the beginning of this section.

      Response:  As requested, we have added the following: "Persons nominated as Trustees
      --------
must receive a plurality of the votes cast, which means that the eleven (11) nominees receiving the highest number of affirmative votes for each Fund cast at the Meeting will be elected."

      What Factors Did The Board Consider In Selecting The Nominees?

4.    Please clarify who nominated the nominees to become trustees in accordance with Item
               7(d)(2)(ii)(J) of Schedule 14A.

      Response:  The first paragraph as been revised as follows:
      ---------

            The Audit Committee of the Funds serves as the nominating committee for the Funds' Board.  The members of the Audit Committee, each of whom is an
            Independent Trustee, recommended and nominated each Nominee listed below to the Board.

5.     Please confirm whether any disclosure is required pursuant to Items 7(d)(2)(ii)(K)
               and (L) regarding whether a fee is paid to third parties to identify potential nominees and whether any recommendations for nominees were received from shareholders.

      Response:  No additional disclosure is necessary because none of the Funds paid such
      ---------
a fee to a third party.  The Funds are not required, and do not plan to, hold annual meetings and, therefore, there is no policy with respect to attendance at annual meetings.

6.    Please confirm whether the Funds have a policy regarding board members attendance at annual meetings.

      Response:  The Funds are not required to have annual meetings and, therefore, do not
      ---------
have any such policy.

7.    In the compensation table and other tables, identify more clearly or prominently whether each trustee is an Independent Trustee.

      Response:  Each heading has been revised to reflect it pertains to the Independent
      ---------
Trustees.

      Proposal 2:  Changes in or the elimination of certain fundamental policies
      --------------------------------------------------------------------------

      8.    Include a statement of the required vote in the beginning of this section.

      Response:  As requested, the following has been added:
      ---------

            Each sub-proposal item contained in Proposal 2 requires the approval of a
            "majority of the outstanding voting securities" of each Fund voting separately.  A "majority of the outstanding voting securities" means the lesser of one more than half of the number of shares that are issued and outstanding as of the Record Date or 67% of the voting shares of the Fund present at the Special Meeting if more than 50% of the voting shares of the Fund are present at the Special Meeting in person or by proxy.
            Abstentions will have the effect of a "no" vote of obtaining requisite approval for the sub-proposals in Proposal 2.

      Proposal 2a:  Borrowing

8.    In the second paragraph before the table showing the Proposed Fundamental Policy, please clarify that the ability to borrow from other Oppenheimer Funds is dependent on the receipt of an exemptive order from the SEC.

      Response:  As requested, the following has been added:
      ---------

            The proposed changes also would allow a Fund to borrow from another
            Oppenheimer fund pursuant to an exemptive order received from the SEC.
            Borrowing from another Oppenheimer fund could reduce certain borrowing and transaction costs.  Implementation of such interfund borrowing arrangements, however, must be accomplished consistent with applicable regulatory requirements, including the provisions of the SEC order.  The
            Funds do not currently intend to engage in such borrowing.  In the future, if the Fund were to engage in such borrowing, the Fund's prospectus or statement of additional information would be amended to reflect such actions.

      Proposal 2c:  Concentration

9.    Explain why "securities issued by investment companies" is appropriate as an exception to the proposed policy on concentration.

      Response:  No changes to the disclosure have been made.  Each of the Funds discloses
      ---------
its industry classifications in its respective statement of additional information and does not include investment companies as an industry.  We note that registrants have long been permitted to select their own industry classifications.  Further, excluding investment companies affords greater flexibility in the event the funds were to fund-of-funds or master/feeder arrangements with other mutual funds in the Oppenheimer fund complex.
Although there are no current plans to do so, the Funds are parties to an exemptive order from the SEC permitting them to enter into a fund-of-funds arrangement with other affiliated funds.

      Proposal 2c:  Investing in Other Investment Companies

      10.      Please delete the text "be revised and" in the second sentence because the policy is not being revised; rather, it is only being reclassified as a non-fundamental policy.

      Response:  The change has been made as requested.
      ---------

      Proposal 2d:  Lending

      11.   Include the percentage limitation in the discussion.  You also referred to a
            1975 SEC no-action letter [Salomon Brothers (publicly available May 4, 1975)]
            that sets forth the Staff's position that lending is limited to 30% of a Fund's assets.

      Response:  In accordance with the SEC Staff's views as expressed in that letter and
      ---------
more recent guidance, the text as been revised as follows:  "Currently, SEC staff positions permit (a) lending of securities by a fund of no more than one-third of its total asset value"

      12.   Similar to the comments on borrowing, you asked to clarify in the third paragraph that the ability to lend to other Oppenheimer Funds is dependent on the receipt of an exemptive order from the SEC.

      Response:  As requested, the following has been added:
      ---------

            The proposed changes also would allow a Fund to lend to another
            Oppenheimer fund pursuant to an exemptive order received from the SEC.
            Lending to another Oppenheimer fund could reduce certain borrowing and transaction costs.  Implementation of such interfund lending arrangements, however, must be accomplished consistent with applicable regulatory requirements, including the provisions of the SEC order.  The
            Funds do not currently intend to engage in such lending.  In the future, if the Fund were to engage in such lending, the Fund's prospectus or statement of additional information would be amended to reflect such actions.

      More on Proxy Voting And the Meeting--General Information about Proxy
Voting--Solicitation of Proxies.

      13.         Disclose the cost of solicitation more prominently in the discussion in the second paragraph.

      Response:  We note the disclosure was included six paragraphs later in the section.
      ---------
As requested, we have combined the two discussions in the second paragraph.

      Shareholder Proposals

      14.   Disclose if there was a notice requirement for a shareholder who wished to present a proposal at a meeting.  In other words, could a shareholder show up and make a proposal without providing prior notice of such a proposal?

      Response:   No disclosure has been added.  The existing discussion in this section
      ---------
includes a discussion of the notice requirements imposed under the SEC's proxy rules.

      Proxy Ballot

      15.   Make more prominent the statement that the proxy is being solicited by the
            Funds' board and expand the descriptions in the sub-proposals under 2(b).

      Response:  As requested, we have made the disclosure more prominent. We also have
      ---------
expanded the descriptions under proposal 2(b).

      The revisions and/or responses discussed above were reflected in the Funds'
definitive proxy statement was filed with the SEC on August 3, 2005.  Please contact me at
303-768-1026 if you have any questions or would like additional information.

            *     *     *     *     *     *

      The following acknowledgement is required to be included by the SEC Staff:

      Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United
States.

Sincerely,

/s/ Randy Legg

Randy Legg
Vice President and Assistant Counsel
OppenheimerFunds, Inc.